Mailstop 6010   August 27, 2008

Eastbiz.com
Agent for Easy Energy, Inc,
5348 Vegas Drive
Las Vegas, Nevada 89108

Re: Easy Energy, Inc.
Form S-1, Amendment No. 3
File No. 333-150468
Filed August 13, 2008
Form 10-Q filed August 19, 2008
File No. 0-53002

Dear Sir or Madam:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed August 13, 2008
Financial Statements, General

1.   Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Condensed Balance Sheets, page F-2

2.   We refer to your response to comment 8 in our letter dated July 25, 2008. Please tell us why you believe that EITF 00-18 supports your accounting treatment of recording the prepaid expense as a contra equity account.

Note 5 – Capital Stock, pages F-8 and F-9

3.   We refer to your response to comment 13 in our letter dated July 25, 2008. Please revise to disclose the reason for the significantly lower prices for the stock and warrants issued on March 25 and 27, 2008. If these issuances reflect discounts for restrictions or other provisions of the equity instruments please quantify the amount of any discounts and clarify how they were determined. In addition, tell us whether any of these issuances were to related parties.

Note 9 – Restated Financial Statements, page F-14

4.   Please tell us where the $77,770 adjustment to professional fees for the correction of the error in the restated financial statements for the three months ended March 31, 2008 is discussed in the narrative on page F-12.

Form 10-Q filed August 19, 2008

Financial Statements, General

5.   We reference your response to prior comment 18 in our letter dated July 25, 2008. Please tell us how you have addressed this comment in your Form 10-Q for the quarterly period ended June 30, 2008. Please revise to clearly indicate whether these financial statements are audited or unaudited.

Condensed Statements of Operations, page 4

6.   We note that the Net Loss Before Income Taxes line item does not appear correct and does not foot. Please revise your financial statements as necessary.

7.   Please tell us why the periods shown under the Condensed Statements of Operations and the Condensed Statements of Cash Flows are not the same.

Statements of Stockholders' Equity, page 6

8.   Pleaser tell us the difference between the 52,000,000 shares issued at $.02 per share on March 25, 2008 in your Form 10-Q as of June 30, 2008 and the 2,000,000 shares issued on the same date at $.025 per share on page F-5 of your registration statement on Form S-1.

Note 5 – Capital Stock, page 10

9.   We reference the revisions in the Form S-1 filed August 13, 2008 to include the disclosures required by paragraphs A240-242 of SFAS 123R. Please tell us where these disclosures have been included in your Form 10-Q as of June 30, 2008.

You may contact Jong Hwang at (202) 551-3327 or Angela Crane (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3444 with any other questions.

Sincerely,

Brian Cascio
Branch Chief

cc.   Eastbiz.com
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